Exhibit 2.1

Execution Version

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

This FIRST AMENDMENT TO THE PURCHASE AND SALE AGREEMENT is made as of June 29, 2017 (this “Amendment”), by and among Vaca Morada Partners, LP, a Delaware limited partnership (“VMP”), MSR II, LP, a Delaware limited partnership (“MSR II”, and together with VMP, collectively, and each acting severally, “Sellers”, and each, a “Seller”), and Altisource Residential, L.P., a Delaware limited partnership (“Buyer”). This Amendment amends that certain Purchase and Sale Agreement, dated as of March 30, 2017 (the “Purchase Agreement”), by and among VMP, MSR II and Buyer. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, Sellers and Buyer desire to amend the Purchase Agreement as more fully described in this Amendment.

NOW, THEREFORE, Sellers and Buyer, intending to be legally bound, agree as follows:

1.	Amendment to Section 3.1(a). The Purchase Agreement is hereby amended by deleting the definition of “Closing Date Yield Price” set forth in Section 3.1(a) thereof and inserting the following definition in lieu thereof:

“an amount equal to (x) the aggregate Gross Annual Rent, less the aggregate 2016 property tax (with exemptions removed) and the aggregate 2016 HOA fees, in each case, for all of the Properties subject to such Closing as of the applicable Closing Date divided by (y) (i) with respect to the Initial Closing, 8.84%, and (ii) with respect to the Second Closing and the Final Closing, 8.61%.”

2.	Amendment to Section 3.1. The Purchase Agreement is hereby amended by inserting the following as Sections 3.1(d) and (e) thereof:

(d) Sellers and Buyer agree that, in each case in which the Parties agree that an Additional Property which has been included in a Seller Closing Notice complies in all respects with the RESI Specs, other than non-compliance with flooring specifications set forth in the RESI Specs (i.e., the subject Property contains flooring other than vinyl plank flooring, where vinyl plank flooring is otherwise required pursuant to the RESI Specs, hereafter referred to as a “Flooring Spec Non-Compliance”), then, with respect to each such Property, (a) Buyer shall receive an adjustment to the Purchase Price and the Recalculated Purchase Price, which (i) with respect to each applicable Additional Property purchased by Buyer in connection with the Second Closing, is set forth on Schedule 8A attached hereto, and (ii) with respect to each applicable Additional Property purchased by Buyer in connection with the Final Closing, shall be determined pursuant to a formula set forth on Schedule 8B attached hereto, and (b) Buyer agrees that it waives any right to reject or otherwise decline to purchase such Property pursuant to Section 4.2(a), or to cause Sellers to repurchase such Property following the applicable Closing, including, without limitation, pursuant to Section 4.2(a) or Section 7.5, on account of such Property’s failure to meet the RESI Specs or any breach of representations or warranties regarding the RESI Specs, in each case, solely by reason of such Property’s non-compliance with flooring specifications set forth in the RESI Specs; provided, however, that Buyer may reject or cause Sellers to repurchase any such Property in accordance with the terms hereof to the extent such Property fails to comply with the RESI Specs as a result of any defect other than with respect to the flooring specifications. For the avoidance of doubt, with respect to any Additional Property for which Buyer shall receive an adjustment to the Purchase Price and the Recalculated Purchase Price on account of a failure of such Property to meet one or more of the specifications set forth in the RESI Specs, Buyer shall be deemed to have accepted and agreed to such specifications that are the subject of any such Purchase Price adjustment.

(e) Notwithstanding anything to the contrary contained in this Agreement, Sellers and Buyer agree that, in each case in which Buyer purchases (i) with respect to the Second Closing, any Property other than those set forth on Schedule 8A or (ii) with respect to the Final Closing, a Current Tenanted Property that Buyer did not have a reasonable opportunity to inspect prior to the Final Closing, and Buyer determines after the applicable Closing that such Property complies in all respects with the RESI Specs, except for a Flooring Spec Non-Compliance, then, until the expiration of the applicable Representation Sunset Period, Buyer may, as its sole remedy, provide notice of such Flooring Spec Non-Compliance to Sellers, following which Sellers shall promptly make a payment to Buyer in an amount which shall be determined pursuant to the formula set forth on Schedule 8B attached hereto (a “Flooring Non-Compliance Cure Payment”). In the event Buyer purchases a Current Tenanted Property that it did not have a reasonable opportunity to inspect prior to either the Second Closing or the Final Closing, and, during the Representation Sunset Period, Buyer determines that such Property fails to comply with the RESI Specs as a result of any defect other than, or in addition to, a Flooring Spec Non-Compliance, Buyer shall have available the remedies set forth in Section 4.2(a)(ii)(z), provided that any amount paid by Sellers to Buyer for the repurchase of any Property pursuant to such provision shall be reduced by the amount of any Flooring Non-Compliance Cure Payment with respect to such property that (i) was previously made by Sellers to Buyer and (ii) was not used by Buyer to correct the Flooring Spec Non-Compliance.

3.	Amendment to Section 4.2(a). Section 4.2(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(a) (i) With respect to each Seller Acquired Property that has been renovated, subject to Section 4.2(a)(ii), Sellers shall provide Buyer a written notice (which may be provided via electronic mail to Buyer’s designated representative identified on Schedule 7) of completion (each such notice, a “Notice of Completion”). Within ten (10) business days after its receipt of each Notice of Completion, Buyer shall respond to Sellers in writing identifying any Properties that do not, in its reasonable opinion (or the reasonable opinion of its representatives or agents), meet the RESI Criteria or satisfy all the RESI Specs. Sellers may cure any such defect prior to the applicable Seller Closing Notice, but acknowledge and agree that any home that does not meet the RESI Criteria and satisfy all the RESI Specs shall not, unless otherwise agreed by Buyer and Sellers, be an eligible Additional Property. For the avoidance of doubt, no home that fails to meet any RESI Criteria or RESI Spec and is rejected by Buyer pursuant to this Section 4.2(a)(i) shall be deemed a “Due Diligence Kick-Out Property” for purposes of this Section 4.2 or shall be included in a Seller Closing Notice, unless such failure is cured to Buyer’s reasonable satisfaction or as otherwise agreed by Buyer and Seller. If any Notice of Completion or group of Notices of Completion received during any three (3) business day period relates to 100 or more Properties, then Buyer shall have twenty

(20) business days (rather than ten (10) business days) to respond to Sellers. Sellers shall cooperate with Buyer in facilitating the foregoing inspection by Buyer.

(ii) Notwithstanding the foregoing, if a Seller Acquired Property (A) has been continuously tenanted since March 30, 2017 (or, if later, the applicable date of acquisition by a Seller), (B) in Seller’s good faith judgment, satisfies the Renovation Standards, RESI Criteria and the RESI Specs and (C) is tenanted by a person who Seller reasonably believes would qualify as an Eligible Tenant (a “Current Tenanted Property”), Buyer and Sellers agree that (v) no Notice of Completion shall be required to be provided regarding such Current Tenanted Property, (w) Sellers shall cooperate with Buyer in facilitating Buyer’s inspection of such Current Tenanted Property and review of the related lease and tenant qualifications, (x) Sellers shall be entitled to include such Current Tenanted Property in the applicable Seller Closing Notice provided that Sellers have given written notice to Buyer of any such Current Tenanted Property no less than thirty (30) days prior to delivering the applicable Seller Closing Notice, (y) at any point up to five (5) business days prior to the applicable Closing (the “Current Tenanted Property Cut-Off Date”), Buyer shall have the right to reject such Current Tenanted Property if (I) such Current Tenanted Property does not comply with the Renovation Standards, RESI Criteria or the RESI Specs or the applicable tenant does not qualify as an Eligible Tenant or (II) if such Current Tenanted Property cannot reasonably be inspected prior to the Current Tenanted Property Cut-Off Date and (z) until the expiration of the Representation Sunset Period, Buyer shall have the right to provide notice to require the applicable Seller, at such Seller’s election, to either (I) repurchase such Current Tenanted Property at the related Property Purchase Price within a ninety (90) day period following such notice or (II) at the sole expense of such Seller, cure such noncompliance within a ninety (90) day period following such notice if, in each case, Buyer did not have a reasonable opportunity to inspect such Current Tenanted Property prior to the Current Tenanted Property Cut-Off Date but nevertheless purchased such property and such Current Tenanted Property does not comply with the Renovation Standards, RESI Criteria or the RESI Specs or the applicable tenant does not qualify as an Eligible Tenant. Furthermore, any Current Tenanted Property that Buyer rejects pursuant to subsection (y) above shall not reduce the number of Due Diligence Kick-Out Properties available to Buyer pursuant to Section 4.2(c) or that a Seller repurchases pursuant to subsection (z) above shall not be affected by the Materiality Threshold, the Liability Threshold or the Liability Cap, and any such repurchase will not be deemed to be an indemnification obligation under this Agreement and shall not reduce the Liability Cap. Likewise, any prepayment premiums, interest shortfalls, spread maintenance payments, breakage costs or similar amounts related to any Current Tenanted Property required to be paid by Buyer under any Seller Financing Document in connection with Buyer obtaining a release from the Seller Financing that is related to any Property that a Seller repurchases pursuant to subsection (z) above shall be paid by Sellers. Furthermore, any and all transfer taxes, closing costs (including reasonable attorneys’ fees of Buyer and the applicable Seller), title insurance premiums or similar related amounts, that relate to any Property that a Seller repurchases pursuant to subsection (z) above shall be paid by Sellers. No agreement by Buyer to permit a Current Tenanted Property to be included on a Seller Closing Notice shall limit or qualify in any way Sellers’ representations and warranties set forth in this Agreement; likewise, except as set forth in Section 3.1(d) and (e), Buyer’s recourse against the Sellers’ for a breach of such representations and warranties is not hereby limited or qualified.

4.	Amendment to Article 8. The Purchase Agreement is hereby amended by inserting the following as Sections 8.5:

8.5 HOA Estoppels. To the extent an estoppel certificate from an HOA with respect to any applicable Property purchased pursuant to the Second Closing has not been provided as of the date of the Second Closing on the forms customarily used by the applicable HOA in compliance with Section 6.3(q) above, Sellers shall use commercially reasonably efforts to obtain such estoppel certificate as soon as practicable, but in no event more than ninety (90) days, following the Second Closing.

5.	Seller Financing. Notwithstanding anything to the contrary contained in the Purchase Agreement, the Closing Documents or the Seller Financing Documents, Sellers and Buyer hereby agree that, with respect to the Second Closing and the Final Closing, the Interest Rate (as defined in the Seller Financing Documents) shall be LIBOR plus 2.30%.

6.	Ratification and Reaffirmation. The terms and provisions set forth in this Amendment modify and supersede all inconsistent terms and provisions set forth in the Purchase Agreement and in any other prior agreements, oral or written, among Sellers and Buyer, and, except as expressly modified and superseded by this Amendment, the terms and provisions of the Purchase Agreement are ratified and confirmed in all respects and will continue in full force and effect. Sellers and Buyer agree that the Purchase Agreement, as amended hereby, continues to be legal, valid, binding and enforceable in accordance with its terms.

7.	Counterparts. This Amendment may be executed in any number of separate counterparts (including by facsimile or portable document format (.pdf)) for the convenience of the parties hereto, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

8.	Headings. The headings in this Amendment are for convenience of reference only and shall not limit or otherwise affect the meaning of this Amendment or the Purchase Agreement.

9.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, which shall be the exclusive jurisdiction covering all disputes.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the day and year first above written.

VACA MORADA PARTNERS, LP,
a Delaware partnership

By: Vaca Morada GP, LLC,
Its General Partner

By:	/s/ Joseph V. Gatti
Name:	Joseph V. Gatti
Title:	Vice President and Secretary

MSR II, LP
a Delaware partnership

By: MSR II GP, LLC,
Its General Partner

By:	/s/ Joseph V. Gatti
Name:	Joseph V. Gatti
Title:	Vice President and Secretary

[Signature Page to First Amendment to Purchase and Sale Agreement]

ALTISOURCE RESIDENTIAL, L.P.,
a Delaware limited partnership

By: Altisource Residential GP LLC, its
general partner

By: Altisource Residential Corporation, its
sole member

By:	/s/ Stephen H. Gray
Name:	Stephen H. Gray
Title:	Chief Administrative Officer

[Signature Page to First Amendment to Purchase and Sale Agreement]